UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

Sonida Senior Living, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher,
530 Fifth Avenue, 20th Floor
New York, NY 10036
212-452-9119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No. 140475104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Arbiter Partners Capital Management LLC, 20-599-3147

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
494,981

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
494,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
494,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. 140475104	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS
Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,150

	8	SHARED VOTING POWER
494,981

	9	SOLE DISPOSITIVE POWER
10,150

	10	SHARED DISPOSITIVE POWER
494,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
Amendment No. 6

Item 1.	Security and Issuer

This Amendment No. 6 to the Statement on Schedule 13D filed on November 7, 2016 (this “Schedule 13D”), as previously amended on December 13, 2016, December 20, 2016, March 10, 2017, October 8, 2021 and November 12, 2021 relating to the common stock, $0.01 par value (the “Common Stock”), of Sonida Senior Living, Inc., a Delaware company (formerly known as Capital Senior Living Corporation) (the “Company”), is being filed by Arbiter Partners Capital Management LLC (“APCM”) and Paul J. Isaac to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) – (b)  APCM may be deemed to own beneficially 494,981 shares of Common Stock, or 7.4% of the Common Stock outstanding.1  Of these shares, 471,042 or 7.1% are held by APQ, and the remainder are held in accounts managed and/or administered by APCM including accounts for the benefit of the family of Paul J. Isaac (the “Accounts”).

By reason of its position as investment adviser to APQ and as manager and/or administrator of the Accounts, APCM may be deemed to possess the power to vote and dispose of the shares of Common Stock held by APQ and the Common Stock held in the Accounts.  By reason of his responsibility for the supervision and conduct of all investment activities of APCM, Mr. Isaac may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by APCM.  In addition, Mr. Isaac directly owns 10,150 shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c)          The following table sets forth all transactions by any of the Reporting Persons since the last amendment to this Schedule 13D was filed on November 12, 2021. Unless otherwise indicated, all such transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Paul J. Isaac	12/14/2021	384	$23.22
Arbiter Partners Capital Management LLC	12/14/2021	500	$23.22
Arbiter Partners Capital Management LLC	12/14/2021	1,000	$23.22
Arbiter Partners Capital Management LLC	7/08/2022	(2,401)	$21.72
Arbiter Partners Capital Management LLC	7/12/2022	(1,011)	$22.62
Arbiter Partners Capital Management LLC	7/15/2022	(10)	$21.30
Arbiter Partners Capital Management LLC	12/09/2022	(4,718)	$16.50
Arbiter Partners Capital Management LLC	12/12/2022	(400)	$15.85
Arbiter Partners Capital Management LLC	12/12/2022	(1,159)	$15.77
Arbiter Partners Capital Management LLC	12/13/2022	(1,700)	$15.73
Arbiter Partners Capital Management LLC	12/13/2022	(100)	$15.75
Arbiter Partners Capital Management LLC	12/13/2022	(1,400)	$15.73
Arbiter Partners Capital Management LLC	12/14/2022	(100)	$14.32

1 Percentages of the shares of Common Stock outstanding reported in this Amendment No. 6 are calculated based upon 6,669,949 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2022.

Arbiter Partners Capital Management LLC	12/14/2022	(100)	$15.00
Arbiter Partners Capital Management LLC	12/15/2022	(874)	$13.03
Arbiter Partners Capital Management LLC	12/19/2022	(800)	$12.06
Arbiter Partners Capital Management LLC	12/19/2022	(2,100)	$12.08
Arbiter Partners Capital Management LLC	12/19/2022	(1,200)	$12.06
Arbiter Partners Capital Management LLC	12/19/2022	(3,600)	$12.06
Arbiter Partners Capital Management LLC	12/20/2022	(450)	$11.77
Arbiter Partners Capital Management LLC	12/20/2022	(8,829)	$11.80
Arbiter Partners Capital Management LLC	12/20/2022	(2,000)	$11.87
Arbiter Partners Capital Management LLC	12/21/2022	(400)	$11.75
Arbiter Partners Capital Management LLC	12/21/2022	(700)	$11.78
Arbiter Partners Capital Management LLC	12/21/2022	(1,743)	$11.77
Arbiter Partners Capital Management LLC	12/21/2022	(1,600)	$11.73
Arbiter Partners Capital Management LLC	12/22/2022	(100)	$11.50
Arbiter Partners Capital Management LLC	12/22/2022	(313)	$11.53
Arbiter Partners Capital Management LLC	12/22/2022	(400)	$11.54
Arbiter Partners Capital Management LLC	12/22/2022	(365)	$11.53
Arbiter Partners Capital Management LLC	12/23/2022	82	*
Arbiter Partners Capital Management LLC	12/23/2022	82	*
Arbiter Partners Capital Management LLC	12/23/2022	82	*
Arbiter Partners Capital Management LLC	12/23/2022	(72,000)**	$11.50
Arbiter Partners Capital Management LLC	1/3/2023	(82)	$12.90
Arbiter Partners Capital Management LLC	1/3/2023	(82)	$12.90
Arbiter Partners Capital Management LLC	1/3/2023	(82)	$12.90

*	Shares transferred into Accounts managed and/or administered by APCM.
**	Shares sold in a private transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

ARBITER PARTNERS CAPITAL MANAGEMENT LLC

	By:	/s/ Joshua Musher
Name: Joshua Musher
Title: Chief Operating Officer

Paul J. Isaac
/s/ Paul J. Isaac